UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR JULY 20, 2001

                                TOTAL FLEET S.A.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150 - 902
                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Total Fleet S.A.
1. Balance Sheets - June 30,2000  and 2001
2. Statements  of Income for the six months ended June 30, 2000 and 2001
3. Summary Financial Data by Business Segment for the six months ended June 30, 2000 and 2001
4. Selected Historical Financial and Other Data - 2Q2000, 2Q2001, 1H2000 and 1H2001

                                TOTAL FLEET S.A.

                    BALANCE SHEETS - JUNE 30, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )
                                                             June 30,
                                                      ----------------------
                                                        2000          2001
                                                      --------      --------
CURRENT ASSETS:

Cash and cash equivalents                                3,882         6,959

Accounts receivable, net                                 8,920        15,378

Revenue-earning vehicles, net                           43,593        52,652

Other                                                    7,478         9,231
                                                       -------        ------
                                                        63,873        84,220
                                                       -------        ------

NONCURRENT ASSETS:

Revenue-earning vehicles, net                           80,533        99,382

Escrow deposits                                            289           512

Deferred income and social contribution taxes            1,089           631
                                                        ------       -------
                                                        81,911       100,525
                                                        ------       -------


PROPERTY AND EQUIPMENT, NET                                184           365
                                                       -------       -------

Total assets                                           145,968       185,110
                                                       =======       =======

                                TOTAL FLEET S.A.

                    BALANCE SHEETS - JUNE 30, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                             June 30,
                                                     -----------------------
                                                       2000            2001
CURRENT LIABILITIES:                                 --------        -------

Loans and financing                                     3,046         10,032

Accounts payable                                        3,315          6,944

Payroll and related charges                             1,786            994

Income and social contribution taxes                    7,213          9,176

Taxes, other than on income                               374            428

Advances from customers                                 1,126            186

Other                                                      96            337
                                                       ------         ------
                                                       16,956         28,097
                                                       ------         ------

NONCURRENT LIABILITIES:

Reserve for contingencies                               1,172          1,597

Deferred income and social contribution taxes               -            822

Other                                                     297            537
                                                        -----          -----
                                                        1,469          2,956
                                                        -----          -----


SHAREHOLDERS' EQUITY:

Capital Stock                                         102,974        110,134

Accumulated earnings                                   24,569         43,923
                                                      -------        -------
                                                      127,543        154,057
                                                      -------        -------

Total liabilities and shareholders' equity            145,968        185,110
                                                      =======        =======

                                TOTAL FLEET S.A.

                              STATEMENTS OF INCOME

               FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                   Six months ended June 30,
                                                   -------------------------
                                                      2000           2001
NET REVENUES:                                        -------       --------


Vehicle rental                                        45,847         55,426

Used car sales                                        15,666         19,670
                                                      ------         ------
 Total revenues                                       61,513         75,096
                                                      ------         ------



EXPENSES AND COSTS:

Direct operating                                      (9,513)       (12,842)

Cost of used car sales                               (11,391)       (13,038)

Selling, general and administrative                   (5,780)        (5,735)

Depreciation of vehicles                             (14,441)       (14,076)

Other depreciation and amortization                      (43)           (69)
                                                     -------        -------
   Total operating expenses ans costs                (41,168)       (45,760)
                                                     -------        -------

Operating income                                      20,345         29,336


FINANCIAL EXPENSE, NET                                 (462)            509
                                                      ------        -------

Income before taxes                                  19,883          29,845


INCOME AND SOCIAL CONTRIBUTION TAXES                 (6,654)        (10,057)
                                                      -----          ------

Net income                                           13,229          19,788
                                                     ======          ======

                                TOTAL FLEET S.A.

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

               FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )



                                           Six months ended June 30,
                                           -------------------------
                                              2000          2001
                                            -------       --------

      NET REVENUES:

      Vehicle Rental                         45,847        55,426

      Used car sales                         15,666        19,670
                                             ------        ------
                                             61,513        75,096
                                             ------        ------


      DEPRECIATION:

      Vehicle Rental                        (14,441)      (14,076)

      Other                                     (43)          (69)
                                             ------        ------
                                            (14,484)      (14,145)
                                             ------        ------


      OPERATING INCOME:

      Vehicle Rental                         19,312         26,090

      Used car sales                          3,197          5,270

      Corporate expenses                     (2,121)        (1,955)

      Other depreciation                        (43)           (69)
                                             ------         ------
                                             20,345         29,336
                                             ------         ------


      OPERATING MARGIN:

      Vehicle Rental                           42.1%         47,1%

      Used car sales                           20.4%         26,8%

      Total                                    33.1%         39,1%

                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                                         2 Q 2000   2 Q 2001     1 H 2000    1 H 2001
                                                         --------   --------     --------    --------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Vehicle Rental                                          24,627     27,786       45,847      55,426
  Used car sales                                           8,161      8,392       15,666      19,670
                                                          ------     ------       ------      ------
Total net revenues                                        32,788     36,178       61,513      75,096

Direct operating costs and expenses:
  Vehicle Rental                                          (4,930)    (5,979)      (9,513)    (12,842)
  Cost of used car sales                                  (5,774)    (5,526)     (11,391)    (13,038)
                                                          ------     ------      -------     -------
Total direct operating costs and expenses                (10,704)   (11,505)     (20,904)    (25,880)
                                                         -------     ------      -------     -------
Gross profit                                              22,084     24,673       40,609      49,216

Selling, general and administrative expenses:

  Adverstising, promotion and selling:
    Vehicle Rental                                        (1,262)    (1,119)      (2,581)     (2,418)
    Used car sales                                          (470)      (591)      (1,078)     (1,362)
                                                          ------     ------       ------      ------
      Total adverstising, promotion and selling           (1,732)    (1,710)      (3,659)     (3,780)

  General and administrative expenses                     (1,026)      (987)      (1,985)     (1,820)

  Other                                                      (62)      (116)        (136)       (135)
                                                           -----      -----        -----       -----
Total selling, general, administrative and other expenses (2,820)    (2,813)      (5,780)     (5,735)

Depreciation expenses:

   Vehicle depreciation                                   (7,427)    (7,046)     (14,441)    (14,076)

   Other depreciation and amortization                       (21)       (39)         (43)        (69)
                                                          ------     ------      -------      ------
Total depreciation expenses                               (7,448)    (7,085)     (14,484)    (14,145)
                                                          ------     ------      -------      ------

Operating income                                          11,816     14,775       20,345      29,336

Financial Interest:
   Expense                                                  (346)      (321)        (691)       (455)
   Income                                                     74        562          231       1,002
   Tax on financial revenues                                  (2)       (21)          (7)        (38)
   Monetary variation and exchange loss                       (1)         -            5           -
   Monetary variation and exchange gain                        -          -            -           -
                                                          ------      -----         ----      ------
      Financial interest (expense) income, net              (275)       220         (462)        509
                                                          ------      -----         ----      ------

Income before taxes                                       11,541     14,995       19,883      29,845

Income and social contribution taxes                      (3,885)    (5,015)      (6,654)    (10,057)
                                                          ------     ------       ------      ------
Net income                                                 7,656      9,980      13,229       19,788
                                                           =====      =====       ======      ======


STATEMENT OF OPERATIONS DATA                             2 Q 2000   2 Q 2001     1 H 2000    1 H 2001
                                                         --------   --------     --------    --------
OTHER DATA :

EBITDA                                                     19,264     21,860       34,829      43,481

Vehicle Depreciation Expense                               (7,427)    (7,046)     (14,441)    (14,076)
                                                           ------     ------       ------      ------
Adjusted EBITDA                                            11,837     14,814       20,388      29,405
                                                           ======     ======       ======      ======

                                TOTAL FLEET S.A.

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )
SELECTED OPERATING DATA:                                2 Q 2000    2 Q 2001      1 H 2000   1 H 2001
                                                        --------    --------      --------   --------
Fleet at the end of period                                 9,628      12,000         9,628     12,000

Average Operating Fleet Age (months)                        10.2        15.6           9.6       15.2

Number of Rental Days                                    832,110     952,680     1,564,290  1,873,770

Utilization Rates                                         99.84%      98,09%        98.46%     97.77%

Numbers of Cars Purchased                                    805       1,603         2,570      2,439

Average Purchase Price                                     19.11       17.09         15.92      17.34

Total Investment in Fleet                               15,384.9    27,402.7      40,926.6   42,299.7

Numbers of Cars Sold                                         516         535         1.057      1,250

Average Car Price                                          15.60       15.24         14.54      15.27

Depreciation per car                                    3,207.98    2,611.73      3,272.38   2,643.96

Average Annual Revenue per Owned
 Car in Operation.....(R$)                             10,637.25   10,216.72     10,389.08  10,347.81

Average Rental Revenue per Rental
 Car per Day..........(R$)                                 29.61       28.93         29.31      29.40